Exhibit 99.1

Condensed Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders' (Deficiency) Equity	4
Condensed Interim Consolidated Statements of Comprehensive Loss	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	September 30, 2017	December 31, 2016
	$	$
ASSETS
Current Assets
Cash and cash equivalents	12,173	21,999
Trade and other receivables	283	365
Prepaid expenses and other current assets	519	379
	12,975	22,743
Restricted cash equivalents	377	496
Property, plant and equipment	154	204
Identifiable intangible assets	95	70
Other non-current assets	451	593
Goodwill	8,486	7,553
Total Assets	22,538	31,659
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 4)	2,665	3,745
Provision for restructuring costs (note 5)	2,452	33
Current portion of deferred revenues	479	426
	5,596	4,204
Deferred revenues	173	474
Warrant liability (note 6)	3,419	6,854
Employee future benefits (note 7)	14,268	13,414
Provisions and other non-current liabilities	1,037	501
Total Liabilities	24,493	25,447
SHAREHOLDERS' EQUITY
Share capital (note 8)	222,335	213,980
Other capital	88,937	88,590
Deficit	(313,736)	(298,059)
Accumulated other comprehensive income	509	1,701
Total Shareholder's (Deficiency) Equity	(1,955)	6,212
Total Liabilities and Shareholder's (Deficiency) Equity	22,538	31,659
Going concern (note 1)
Commitments and contingencies (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gérard Limoges Director

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' (Deficiency) Equity
For the nine-month periods ended September 30, 2017 and 2016
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)		Total
		$	$	$	$		$
Balance - January 1, 2017	12,917,995	213,980	88,590	(298,059)	1,701		6,212
Net loss	—	—	—	(16,312)	—		(16,312)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	(1,192)		(1,192)
Actuarial gain on defined benefit plan (note 7)	—	—	—	635	—		635
Comprehensive loss	—	—	—	(15,677)	(1,192)		(16,869)
Share issuances pursuant to the exercise of warrants (note 6)	301,343	977	—	—	—		977
Share issuances in connection with "At-the-Market" drawdowns (note 8)	3,221,422	7,378	—	—	—	—	7,378
Share-based compensation costs	—	—	347	—	—		347
Balance - September 30, 2017	16,440,760	222,335	88,937	(313,736)	509		(1,955)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2016	9,928,697	204,596	87,508	(271,621)	1,132	21,615
Net loss	—	—	—	(16,739)	—	(16,739)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(301)	(301)
Actuarial loss on defined benefit plan	—	—	—	(2,622)	—	(2,622)
Comprehensive loss	—	—	—	(19,361)	(301)	(19,662)
Share issuances in connection with "At-the-Market" drawdowns	165,096	543	—	—	—	543
Share-based compensation costs	—	—	786	—	—	786
Balance - September 30, 2016	10,093,793	205,139	88,294	(290,982)	831	3,282
_____________________________

[1]	Issued and paid in full.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three-month and nine-month periods ended September 30, 2017 and 2016
(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2017	2016	2017	2016
	$	$	$	$
Revenues
Sales commission and other	122	105	406	319
License fees	119	164	339	288
	241	269	745	607
Operating expenses
Research and development costs	4,124	4,512	10,178	11,876
General and administrative expenses	1,665	1,631	5,420	5,390
Selling expenses	1,652	1,829	4,643	5,219
	7,441	7,972	20,241	22,485
Loss from operations	(7,200)	(7,703)	(19,496)	(21,878)

Gain (loss) due to changes in foreign currency exchange rates	169	(64)	430	326
Change in fair value of warrant liability	(2,617)	1,687	2,700	4,682
Other finance income	17	25	54	131
Net finance (costs) income	(2,431)	1,648	3,184	5,139
Net loss	(9,631)	(6,055)	(16,312)	(16,739)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(400)	(62)	(1,192)	(301)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	—	(400)	635	(2,622)
Comprehensive loss	(10,031)	(6,517)	(16,869)	(19,662)
Net loss per share (basic and diluted)	(0.61)	(0.61)	(1.13)	(1.68)
Weighted average number of shares outstanding (note 14):
Basic and Diluted	15,803,080	9,951,573	14,457,421	9,938,980

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2017 and 2016
(in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2017	2016	2017	2016
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(9,631)	(6,055)	(16,312)	(16,739)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 6)	2,617	(1,687)	(2,700)	(4,682)
Provision for restructuring costs (note 5)	3,115	—	3,115	(29)
Depreciation, amortization and reversal of impairment	(11)	31	55	139
Share-based compensation costs	(467)	249	347	786
Employee future benefits (note 7)	96	104	270	312
Amortization of deferred revenues	(119)	(164)	(339)	(288)
Foreign exchange gain on items denominated in foreign currencies	(182)	(343)	(464)	(334)
(Gain) loss on disposal of property, plant and equipment	(20)	2	(20)	—
Other non-cash items	(14)	(45)	(25)	(71)
Changes in operating assets and liabilities (note 10)	(918)	2,209	(2,313)	27
Net cash used in operating activities	(5,534)	(5,699)	(18,386)	(20,879)
Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $140 and $297 in 2017 and $17 and $19 in 2016 (note 8)	3,276	519	7,788	563
Proceeds from warrants exercised	242	—	242	—
Net cash provided by financing activities	3,518	519	8,030	563
Cash flows from investing activities
Purchase of property, plant and equipment	—	(13)	(4)	(57)
Disposal of property, plant and equipment	21	—	21	2
Change in restricted cash equivalents	100	(250)	150	(250)
Net cash provided by (used in) investing activities	121	(263)	167	(305)
Effect of exchange rate changes on cash and cash equivalents	137	326	363	223
Net change in cash and cash equivalents	(1,758)	(5,117)	(9,826)	(20,398)
Cash and cash equivalents – Beginning of period	13,931	26,169	21,999	41,450
Cash and cash equivalents – End of period	12,173	21,052	12,173	21,052

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1 Summary of business, going concern, and basis of preparation
Summary of Business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies.
Going Concern
These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Since the Company’s inception, the Company’s operations have been financed through the sale of shares and warrants, revenue from license agreements and commissions, interest income on funds available for investment, government grants and tax credits and other non-dilutive financing sources. For the nine months ended September 30, 2017, the Company did not generate any meaningful revenues from operations, and the Company has incurred significant operating losses and negative cash flows from operations since inception with an accumulated deficit of $313,736,000 as at September 30, 2017.
The ability of the Company to continue operating as a going concern is dependent upon raising additional financing through equity and non-dilutive sources of funding, including partnerships and licensing arrangements. There can be no assurance that the Company will have sufficient capital to fund its ongoing operations, or to develop or commercialize any products without future financings. The foregoing factors indicate the existence of a material uncertainty that may cast substantial doubt as to the Company’s continued ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. There can be no assurance that sufficient additional financing will be available on acceptable terms or at all. If the Company is unable to obtain additional financing when required, the Company may have to substantially reduce or eliminate planned expenditures or the Company may be unable to continue operations. The Company’s ultimate success, its ability to raise additional financing, whether through equity, debt or other sources of funding and, consequently, to continue as a going concern, is also dependent upon the Company's MacrilenTM product being approved by the United States Food and Drug Administration ("FDA"). The FDA granted a Prescription Drug User Fee Act ("PDUFA") date of December 30, 2017.
These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and discharge its liabilities as a going concern in the normal course of operations. Such adjustments could be material.
Basis of presentation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015, and 2014, which have been prepared in accordance with IFRS, as issued by the IASB.

The accounting policies adopted in these consolidated financial statements are consistent with those of the previous financial year and previous quarter.

These unaudited condensed interim consolidated financial statements were approved by the Company's Board of Directors on November 8, 2017.

These unaudited condensed interim consolidated financial statements were prepared on a going concern basis (see going concern discussion above), under the historical cost convention, except for the warrant liability, which is measured at fair value.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2 Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company's condensed interim consolidated financial statements, were the same as those found in note 3 to the Company's annual consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 at the exception of the restructuring provision described in note 5.
3 Significant accounting policies and recent accounting pronouncements
Accounting policies used in the preparation of our condensed interim consolidated financial statements were the same as those found in note 2 to the Company's annual consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.
Adopted without impact
In January 2016, the IASB issued amendments to IAS 12, Income taxes to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017. The Company concluded that these amendments have no impact on the Company’s consolidated financial statements.
In January 2016, the IASB issued an amendment to IAS 7, Statement of cash flows, introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. The amendment is effective from January 1, 2017. The Company believes that the information provided in note 6 to these unaudited condensed interim consolidated financial statements is sufficient to meet this new requirement.
Not yet adopted
The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. There are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. The Company is currently assessing the impact, if any, that these new standards may have on the Company's consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.
In November 2016, the IFRS Interpretations Committee issued an Interpretation on how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The Interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts. The Interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The Interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact, if any, that these amendments may have on the Company’s consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.
4 Payables and accrued liabilities

	As at September 30,	As at December 31,
	2017	2016
	$	$
Trade accounts payable	700	2,044
Accrued research and development costs	380	340
Salaries, employment taxes and benefits	189	156
Current portion of onerous contract provisions	247	295
Other accrued liabilities	1,149	910
	2,665	3,745
5 Restructuring
In July 2017, the Company's subsidiary located in Germany and its Works Council approved the Company's restructuring program (the "Restructuring Program"), creating a constructive obligation from that date. Under IAS 37, a constructive obligation is one that derives from an entity's actions where the entity has indicated to other parties that it will accept certain responsibilities and, consequently, the entity has created a valid expectation on the part of such other parties that it will discharge those responsibilities. The Restructuring Program is being rolled out as a consequence of the negative Phase 3 clinical trial results of ZoptrexTM announced on May 1, 2017 and the related impact on the Company's product pipeline. This is also part of the continued strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. The goal of the Restructuring Program is to reduce to a minimum the Company research and development ("R&D") activities and is expected to result in the termination of approximately 25 employees of the German subsidiary.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company expects to commence implementing the Restructuring Program before the end of the year, with staff departures expected to be completed over a period of approximately 18 months. Total restructuring costs associated with the Restructuring Program was recorded during the three-month period ended September 30, 2017, and includes severance payments and other directly related costs ($2,002,000) and an onerous lease provision ($1,113,000), and have been recorded as follows in the accompanying consolidated statement of comprehensive loss: $2,644,000 in R&D costs, $275,000 in general and administrative expenses ("G&A") expenses and $196,000 in selling expenses. This estimate may vary as a result of changes in the underlying assumptions applied thereto, including but not limited to, the time needed to sublease the unused premises. Most of the restructuring costs are expected to be paid in the financial year ending December 31, 2018.

The changes in the Company's provision for restructuring costs can be summarized as follows:

	Resource Optimization Program	German Restructuring	Total
	$	$	$
Balance – Beginning of period	33	—	33
Provision recognized	—	3,115	3,115
Utilization of provision	(33)	—	(33)
Impact of foreign exchange rate changes	—	41	41
Balance – End of period	—	3,156	3,156
Less non-current portion	—	(704)	(704)
Balance - End of period	—	2,452	2,452
6 Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Nine months ended September 30, 2017
$
Balance – Beginning of period	6,854
Change in fair value of warrant liability	(2,700)
Fair value of Series A Warrants exercised	(735)
Balance – End of period	3,419

(10)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants that are classified as a liability is provided below.

	Nine months ended September 30, 2017			Year ended December 31, 2016
	Number		Weighted average exercise price	Number		Weighted average exercise price
			$			$
Balance – Beginning of period	3,779,245		9.66	2,842,309		11.30	*
Issued (note 8)	—		—	945,000		4.70
Exercised	(331,730)	**	1.07	—		—
Expired	—		—	(8,064)	***	4.23	*
Balance – End of period	3,447,515		10.49	3,779,245		9.66
_________________________

*	As adjusted (note 8 - Share capital)

**	A portion of the Series A warrants was exercised using the cashless feature. Therefore, the total number of equivalent shares issued was 301,343.

***	The remaining Series B warrants issued in March 2015 expired on September 12, 2016 without having been exercised.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at September 30, 2017. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13") and as discussed in note 12 - Financial instruments and financial risk management.

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(a)	(b)	(c)	(d)
October 2012 Investor Warrants	29,675	2.03	345.00	1.31%	55.11%	0.05	0.00%
July 2013 Warrants	25,996	2.03	185.00	1.31%	163.20%	0.83	0.00%
March 2015 Series A Warrants (e)	115,844	2.03	1.07	1.53%	144.15%	2.44	0.00%
December 2015 Warrants	2,331,000	2.03	7.10	1.64%	138.41%	3.21	0.00%
November 2016 Warrants (f)	945,000	2.03	4.70	1.55%	143.32%	2.58	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 8 - Share capital).

(f)
For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model. (see note 8 - Share capital).

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7 Employee future benefits
The change in the Company's accrued benefit obligations is summarized as follows:

	Nine months ended September 30, 2017
	Pension benefit plans	Other benefit plans	Total
	$	$	$
Balance – Beginning of year	13,197	217	13,414
Current service cost	80	10	90
Interest cost	178	2	180
Actuarial gain arising from changes in financial assumptions	(635)	—	(635)
Benefits paid	(321)	(60)	(381)
Impact of foreign exchange rate changes	1,575	25	1,600
Balance – End of period	14,074	194	14,268
Amounts recognized:
In net loss	(258)	(12)	(270)
In other comprehensive loss	(940)	(25)	(965)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Since January 1, 2017, management determined that the discount rate assumption should be adjusted from 1.6% to 1.9% as a result of changes in the European economic environment.
8 Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
April 2016 ATM Program
On April 1, 2016, the Company entered into an ATM sales agreement (the "April 2016 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 3 million common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10.0 million. The April 2016 ATM program provides that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices varied.
Between April 1, 2016 and March 24, 2017 the Company issued a total of 1,706,968 common shares under the April 2016 ATM Program at an average issuance price of $3.52 per share for aggregate gross proceeds of approximately $6.0 million less cash transaction costs of approximately $190,000 and previously deferred financing costs of approximately $225,000 .
March 2017 ATM Program
On March 28, 2017, the Company commenced a new ATM offering pursuant to its existing ATM Sales Agreement, dated April 1, 2016, under which the Company was able, at its discretion, from time to time, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the "March 2017 ATM Program"). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Between March 28, 2017 and April 18, 2017, the Company issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of approximately $1,780,000 less cash transaction costs of approximately $55,000 and previously deferred financing costs of approximately $65,000
April 2017 ATM Program
On April 27, 2017, the Company entered into a New ATM Sales Agreement and filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement (the “April 2017 ATM Prospectus Supplement” or "April 2017 ATM Program") related to sales and distributions of up to a maximum of 2,240,000 common shares through ATM issuances on the NASDAQ, up to an aggregate amount of approximately $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the April 2017 ATM Program superseded and replaced the March 2017 ATM Program, which itself superseded and replaced the April 2016 ATM Program. The April 2017 ATM Prospectus Supplement supplements the base prospectus included in the Company’s Shelf Registration Statement on Form F-3, as amended (the “2017 Shelf Registration Statement”), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allows us to offer up to $50 million of common shares and is effective for a three-year period.
Between May 30, 2017 and June 30, 2017, the Company issued a total of 316,319 common shares under the April 2017 ATM Program at an average issuance price of $1.09 per share for aggregate gross proceeds of approximately $345,000 less cash transaction costs of approximately $11,500 and previously deferred financing costs of approximately $48,000. Because of these issuances, the exercise price of the Series A warrants issued in March 2015 was adjusted to $1.07 pursuant to the anti-dilution provisions contained in such warrants.
Between July 1, 2017 and September 30, 2017 , the Company issued a total of 1,489,439 common shares under the April 2017 ATM Program at an average issuance price of $2.29 per share for aggregate gross proceeds of approximately, $3,416,000 less cash transaction costs of approximately $140,000 and previously deferred financing costs of approximately $237,000.
Public offerings
November 2016 Offering
On November 1, 2016, the Company completed a registered direct offering of 2,100,000 units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering").
Total gross cash proceeds raised through the November 2016 Offering amounted to approximately $7.6 million, less cash transaction costs of approximately $1.0 million, and previously deferred transactions costs of approximately $27,000. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share.
The warrants contain a call provision which provides that, in the event the Company’s common shares trade at or above $10.00 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, the Company has the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis. See also note 6 - Warrant liability.
The Company estimated the fair value attributable to the warrants as of the date of grant by applying probability to multiple Black-Scholes pricing models, to which the following weighed average assumptions were applied: a risk-free annual interest rate of 0.63%, an expected volatility of 112.48%, an expected life of 1.63 years and a dividend yield of 0.0%. In addition, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model with similar assumptions as described above. As a result, on November 1, 2016, being the date of issuance, the total fair value of the share purchase warrants was estimated at $400,000.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The pre-funded warrants were offered in the November 2016 Offering to the investor because the purchase of Units would have resulted in the investor beneficially owning more than an "initial beneficial ownership limitation" of 4.9% of our common shares following the offering. The pre-funded warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $3.60 per share, were fully exercised between November 10, 2016 and December 19, 2016. Total gross proceeds payable to the Company in connection with the exercise of the pre-funded warrants were pre-funded by the investor and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the pre-funded warrants.
Total gross proceeds of the November 2016 Offering were allocated as follows: $400,000 was allocated to the warrant liability, $3,239,000 was allocated to the pre-funded warrants, and the balance of $3,921,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $56,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $544,000 was allocated to Share capital and an amount of $450,000 was allocated to pre-funded warrants. Upon exercise of the pre-funded warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to Share capital.
Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time. The Rights Plan was approved, ratified and confirmed by the Company's shareholders at its annual meeting of shareholders held on May 10, 2016.
Stock options
The following tables summarize the activity under the Stock Option Plan.

	Nine months ended September 30,		Year ended December 31,
	2017		2016
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	966,539	7.23	272,874	25.88
Granted	390,000	2.05	713,573	3.47
Forfeited	(506,215)	6.02	(10,034)	99.22
Cancelled	—	—	(9,874)	157.00
Expired	(845)	700.93	—	—
Balance – End of period	849,479	4.89	966,539	7.23

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Nine months ended September 30,		Year ended December 31,
	2017		2016
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	1,858	820.27	3,787	845.46
Forfeited	—	—	(1,028)	967.63
Cancelled	—	—	(901)	758.00
Expired	(133)	2,790.00	—	—
Balance – End of the year	1,725	668.40	1,858	820.27
Fair value input assumptions for US dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Nine months ended September 30,	Year ended December 31,
		2017	2016
Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	137.6%	115.1%
Risk-free annual interest rate	(c)	1.53%	1.80%
Expected life (years)	(d)	3.26	4.92
Weighted average share price		$2.05	$3.47
Weighted average exercise price		$2.05	$3.47
Weighted average grant date fair value		$1.62	$2.80
_________________________

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.
The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 13, and as discussed in note 12 - Financial instruments and financial risk management.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9 Compensation of key management and other employee benefit expenses
Compensation awarded to key management and other employee benefit expenses are summarized below.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Key management personnel: *
Salaries and short-term employee benefits	436	554	1,549	1,686
Share-based compensation costs	(495)	236	263	771
Post-employment benefits	14	15	47	58
Termination benefits	145	—	145	—
	100	805	2,004	2,515
Other employees:
Salaries and short-term employee benefits	826	874	2,777	2,760
Share-based compensation costs	28	12	84	15
Post-employment benefits	113	126	333	363
Termination benefits	1,891	—	1,891	—
	2,858	1,012	5,085	3,138
	2,958	1,817	7,089	5,653
_________________________
* Key management includes the Company's directors and members of the executive management team.
10 Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(35)	257	93	219
Prepaid expenses and other current assets	247	210	(127)	(170)
Other non-current assets	26	(11)	(262)	(315)
Payables and accrued liabilities	(1,002)	1,337	(1,419)	758
Provision for restructuring costs	—	(44)	(33)	(544)
Deferred revenues	—	608	—	608
Employee future benefits	(140)	(117)	(381)	(345)
Provisions and other non-current liabilities	(14)	(31)	(184)	(184)
	(918)	2,209	(2,313)	27

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11 Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements.
Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity, as discussed in note 8 - Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.
12 Financial instruments and financial risk management
Financial assets (liabilities) as at September 30, 2017 and December 31, 2016 are presented below.

September 30, 2017	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents *	12,173	—	—	12,173
Trade and other receivables	211	—	—	211
Restricted cash equivalents	377	—	—	377
Payables and accrued liabilities	—	—	(2,343)	(2,343)
Provision for restructuring costs	—	—	(2,045)	(2,045)
Warrant liability	—	(3,419)	—	(3,419)
Other non-current liabilities	—	—	(28)	(28)
	12,761	(3,419)	(4,416)	4,926

December 31, 2016	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents *	21,999	—	—	21,999
Trade and other receivables	235	—	—	235
Restricted cash equivalents	496	—	—	496
Payables and accrued liabilities	—	—	(3,352)	(3,352)
Provision for restructuring costs	—	—	(33)	(33)
Warrant liability	—	(6,854)	—	(6,854)
Other non-current liabilities	—	—	(98)	(98)
	22,730	(6,854)	(3,483)	12,393
_____________________
* As of September 30, 2017 and December 31, 2016, cash and cash equivalents consisted only of balances with banks.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value
As discussed above in note 6 - Warrant liability, the Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities, provision for restructuring costs and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.
(a) Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to the loans and receivables in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "P-2" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at September 30, 2017, trade accounts receivable for an amount of approximately $170,000 were with four counterparties, and no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 11 - Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in the absence of sufficient corresponding revenues. The Company's ability to continue future operations until and beyond September 30, 2018 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, promotional arrangements, the issuance of securities, which could include using any then available "at-the-market" equity issuance program, and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available either at all or on terms acceptable to the Company. See note 1 - Summary of business, going concern, reporting entity and basis of preparation for further details.
(c) Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ ranged from $0.84 to $3.65 during the nine-month period ended September 30, 2017.
If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company's net loss related to the warrant liability held at September 30, 2017 would be as follows:

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	3,419	1,189	(1,259)
Total impact on net loss – decrease / (increase)		1,189	(1,259)
13 Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

14 Net loss per share
The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Net loss	(9,631)	(6,055)	(16,312)	(16,739)
Basic and diluted weighted average number of shares outstanding	15,803,080	9,951,573	14,457,421	9,938,980
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	851,204	325,299	851,204	325,299
Warrants (number of equivalent shares)	3,447,515	2,834,245	3,447,515	2,834,245
Net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus "in the money" stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

15 Commitments and contingencies
The Company is committed to various operating leases for its premises. Expected future minimum lease payments, which also include future payments in connection with utility service agreements, and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at September 30, 2017 are as follows:

	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	698	(202)	910
1 - 3 years	623	(56)	148
4 - 5 years	182	—	—
Total	1,503	(258)	1,058
During the three-month period ended September 30, 2017, the Company recorded an onerous lease provision as part of the Restructuring Program. Therefore, a significant amount of future lease payments have been recorded in the balance sheet as part of the restructuring provision. In addition, the Company signed an amendment to its lease in South Carolina to reduce the duration from October 2019 to the end of January 2018.
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at the end of the periods presented in the accompanying condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Class Action Lawsuit
The Company and certain of its former officers are defendants in a putative class action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ and the prospects for the approval of the Company's new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the Court.
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the Court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. The Company subsequently filed a motion to dismiss the second amended complaint. On March 2, 2016, the Court issued an order granting the Company's motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of the Company's former officers from the lawsuit. The Court allowed the claim that the Company misrepresented and omitted material facts from its public statements during the Class Period to proceed against the Company and its former CEO, who departed in 2013, while dismissing such claims against other former officers. The Court also allowed a claim for "controlling person" liability to proceed against certain former officers.
The lawsuit is currently in discovery. Plaintiffs have filed a motion for class certification, but the Court has not issued a ruling on whether a class will be certified.
The Company's directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments), if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. The Company believes that the D&O Insurance applies to the purported class-action lawsuit; however, the insurers have issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred, and no reserve is established for them. During the second quarter of 2016, the Company exceeded the deductible amount applicable to this claim. Therefore, the Company believes that the insurers will bear most of the costs for the Company's defense in future periods, subject to the Company's policy limits.
While the Company believes that it has meritorious defenses and intends to defend this lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on the Company's financial condition, results of operations, liquidity and cash flows.
Former Employees' Lawsuits
In late July 2017, the Company terminated for cause the employment agreement of Mr. David A. Dodd, the former President and Chief Executive Officer and it also terminated the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. All outstanding stock options held by both former officers were cancelled effective as of their respective termination dates, in accordance with the provisions of the Company’s Stock Option Plan.
On August 3, 2017, the Company announced that it had filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by the Company for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. The Company is also seeking, among other things, an injunction to prevent both Messrs. Dodd and Theodore (i) from continuing to use the Company’s confidential and proprietary information without authorization and (ii) from mounting a proxy contest that will be premised upon the breaches of fiduciary and statutory duties and breaches of confidence alleged in the lawsuit. The Company engaged external counsel to conduct an internal investigation related to this lawsuit, which is still ongoing.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2017 and for the three-month and nine-month periods ended September 30, 2017 and 2016
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In August 2017, Mr. Dodd filed a lawsuit in the Court of Common Pleas of South Carolina against the Company for damages of approximately $1.7 million. He is also requesting that all of his outstanding stock options vest effective upon his termination date. The Company cannot predict at this time the final outcome or potential losses, if any, with respect to this lawsuit.
In October 2017, the Dodd lawsuit in the Court of Common Pleas of South Carolina was removed to the Federal Court in South Carolina.

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